Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222511

PROSPECTUS

EXCHANGE OFFER FOR

$1,440,000,000 3.700% SENIOR NOTES DUE 2022

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

3.700% SENIOR NOTES DUE 2022

AND

$1,000,000,000 3.400% SENIOR NOTES DUE 2023

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

3.400% SENIOR NOTES DUE 2023

AND

$1,050,000,000 4.400% SENIOR NOTES DUE 2027

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

4.400% SENIOR NOTES DUE 2027

Santander Holdings USA, Inc. is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $1,440,000,000 of our 3.700% Senior Notes due 2022 (the “2022 exchange notes”) for an equal principal amount of our outstanding 3.700% Senior Notes due 2022 (CUSIP Numbers 80282KAK2 and U8029KAA0) (the “2022 old notes”), an aggregate principal amount of up to $1,000,000,000 of our 3.400% Senior Notes due 2023 (the “2023 exchange notes”) for an equal principal amount of our outstanding 3.400% Senior Notes due 2023 (CUSIP Numbers 80282KAQ9 and U8029KAH5) (the “2023 old notes”) and an aggregate principal amount of up to $1,050,000,000 of our 4.400% Senior Notes due 2027 (the “2027 exchange notes”) for an equal principal amount of our outstanding 4.400% Senior Notes due 2027 (CUSIP Numbers 80282KAN6 and U8029KAE2) (the “2027 old notes”). We refer to the 2022 exchange notes, the 2023 exchange notes and the 2027 exchange notes collectively as the “exchange notes” and the 2022 old notes, the 2023 old notes and the 2027 old notes collectively as the “old notes.” The exchange notes will represent the same debt as the old notes and we will issue the exchange notes under the same respective indentures as the old notes. We refer to the exchange notes and the old notes collectively as the “notes.” We refer to the 2022 exchange notes and the 2022 old notes collectively as the “2022 notes”, the 2023 exchange notes and the 2023 old notes collectively as the “2023 notes” and the 2027 exchange notes and the 2027 old notes collectively as the “2027 notes.” We refer to the exchange of the 2022 exchange notes for the 2022 old notes as the “2022 exchange offer”, the exchange of the 2023 exchange notes for the 2023 old notes as the “2023 exchange offer” and the exchange of the 2027 exchange notes for the 2027 old notes as the “2027 exchange offer.” We refer to the 2022 exchange offer, the 2023 exchange offer and the 2027 exchange offer collectively as the “exchange offer.”

The exchange offer expires at 5:00 p.m., New York City time, on March 1, 2018, unless extended.

Terms of the Exchange Offer

•	We will issue exchange notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption “Certain U.S. Federal Income Tax Considerations.”

•	There is no currently existing trading market for the exchange notes to be issued, and we do not intend to apply for listing on any securities exchange or to seek quotation on any automated dealer quotation system.

See “Risk Factors” beginning on page 8 for a discussion of the factors you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable best efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers. See “Plan of Distribution.”

The date of this prospectus is February 1, 2018.

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Santander Holdings USA, Inc. is a Virginia corporation. The mailing address of our principal executive offices is 75 State Street, Boston, MA 02109, and our telephone number at that location is (617) 346-7200.

In this prospectus, unless we indicate otherwise or the context requires, “we,” “us,” “our,” “Santander,” “SHUSA,” the “Issuer” and the “Company” refer to Santander Holdings USA, Inc. and “notes” refers to the old notes and the exchange notes collectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. The information contained in or incorporated by reference into this prospectus is accurate as of the date of the document containing such information regardless of the time of any offer of the exchange notes. The business, financial condition, results of operations or cash flows of SHUSA may have changed since such date.

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Information Incorporated by Reference

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those publicly filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. Accordingly, we incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering under this prospectus (excluding in each case information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act):

•	Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 20, 2017;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, filed on May 11, 2017, for the quarter ended June 30, 2017, filed on August 11, 2017, and for the quarter ended September 30, 2017, filed on November 13, 2017;

•	Current Reports on Form 8-K filed on January 3, 2017, March 1, 2017, March 22, 2017 (three Forms 8-K), March 24, 2017, March 27, 2017, June 22, 2017, June 28, 2017, July 10, 2017 (two Forms 8-K), July 13, 2017, July 14, 2017, August 28, 2017, October 11, 2017, October 17, 2017, October 25, 2017, November 17, 2017 and December 18, 2017.

The Company will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request copies of these documents by visiting our website at http://www.santanderbank.com, by contacting us at our Investor Relations Department, Santander Holdings USA, Inc., 75 State Street, Boston, Massachusetts 02109 or by phone at (617) 346-7200.

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than February 22, 2018. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange Offer” for more detailed information.

Except as expressly provided above, no other information is incorporated by reference into this prospectus.

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Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-4 under the Securities Act that registers the exchange notes that will be offered in exchange for the old notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the exchange notes. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room, 100 F Street NE, Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. In addition, the Company makes available, free of charge through its website www.santanderus.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including related amendments) as soon as reasonably practicable after they have been electronically filed with (or furnished to) the SEC.

Neither the information on the Company’s website, nor the information on the website of any Santander business, is incorporated by reference in this prospectus, or in any other filings with, or in any other information furnished or submitted to, the SEC.

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Forward-Looking Information

This prospectus, including information incorporated by reference into this prospectus, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of the Company. Words such as “may,” “could,” “should,” “looking forward,” “will,” “would,” “believe,” “expect,” “hope,” “anticipate,” “estimate,” “intend,” “plan,” “assume,” “goal,” “seek” or similar expressions are intended to indicate forward-looking statements.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date on which the statements are made, these statements are not guarantees of future performance and involve risks and uncertainties based on various factors and assumptions, many of which are beyond the Company’s control. For more information regarding these risks and uncertainties as well as additional risks that the Company faces, refer to the Risk Factors detailed in Item 1A of Part 1 of the Company’s annual report on Form 10-K for the year ended December 31, 2016 as well as those discussed elsewhere in this prospectus. Among the factors that could cause SHUSA’s financial performance to differ materially from that suggested by forward-looking statements are:

•	the effects of regulation and/or policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”), the Office of the Comptroller of the Currency and the Consumer Financial Protection Bureau, and other changes in monetary and fiscal policies and regulations, including interest rate policies of the Federal Reserve, as well as in the impact of changes in and interpretations of generally accepted accounting principles in the United States of America (“GAAP”), the failure to adhere to which could subject the Company to formal or informal regulatory compliance and enforcement actions;

•	the strength of the United States economy in general and regional and local economies in which the Company conducts operations in particular, which may affect, among other things, the level of non-performing assets, charge-offs, and provisions for credit losses;

•	the ability of certain European member countries to continue to service their debt and the risk that a weakened European economy could negatively affect U.S.-based financial institutions, counterparties with which the Company does business, as well as the stability of global financial markets;

•	inflation, interest rate, market and monetary fluctuations, which may, among other things, reduce net interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	regulatory uncertainties and changes faced by financial institutions in the U.S. and globally arising from the U.S. presidential administration and Congress and the potential impact those uncertainties and changes could have on the Company’s business, results of operations, financial condition or strategy;

•	adverse movements and volatility in debt and equity capital markets and adverse changes in the securities markets, including those related to the financial condition of significant issuers in the Company’s investment portfolio;

•	the Company’s ability to grow revenue, manage expenses, attract and retain highly-skilled people and raise capital necessary to achieve its business goals and comply with regulatory requirements;

•	the Company’s ability to effectively manage its capital and liquidity, including approval of its capital plans by its regulators;

•	changes in credit ratings assigned to the Company or its subsidiaries;

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•	the Company’s ability to timely develop competitive new products and services in a changing environment that are responsive to the needs of the Company’s customers and are profitable to the Company, the acceptance of such products and services by customers, and the potential for new products and services to impose additional costs on the Company and expose the Company to increased operational risk;

•	competitors of the Company that may have greater financial resources or lower costs, may innovate more effectively, or may develop products and technology that enable those competitors to compete more successfully than the Company;

•	changes in customer spending or savings behavior;

•	the ability of the Company and its third-party vendors to convert and maintain the Company’s data processing and related systems on a timely and acceptable basis and within projected cost estimates;

•	the Company’s ability to control operational risks, data security breach risks and outsourcing risks, and the possibility of errors in quantitative models the Company uses to manage its business, including as a result of cyber attacks, technological failure, human error, fraud or malice, and the possibility that the Company’s controls will prove insufficient, fail or be circumvented;

•	the outcome of ongoing tax audits by federal, state and local income tax authorities that may require the Company to pay additional taxes or recover fewer overpayments compared to what has been accrued or paid as of period-end;

•	acts of terrorism or domestic or foreign military conflicts; and acts of God, including natural disasters;

•	the costs and effects of regulatory or judicial proceedings; and

•	adverse publicity, whether specific to the Company or regarding other industry participants or industry-wide factors, or other reputational harm.

We are not under any obligation to, and do not intend to, publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Please carefully review and consider the various disclosures made in this prospectus and in our other reports filed with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

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Summary

This summary highlights information that is contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including the information in the section entitled “Risk Factors” and our financial statements and the related notes thereto and other financial data included elsewhere in this prospectus, as well as the information incorporated by reference into this prospectus.

Our Company

The Company is the parent holding company of Santander Bank, National Association (the “Bank”), a national banking association, and owns a majority interest (approximately 68%) of Santander Consumer USA Holdings Inc. (together with its subsidiaries, “SC”), a specialized consumer finance company focused on vehicle finance and third-party servicing. The Company is headquartered in Boston, Massachusetts and the Bank’s main office is in Wilmington, Delaware. SC is headquartered in Dallas, Texas. The Company is a wholly-owned subsidiary of Banco Santander, S.A. (“Banco Santander”). The Company is also the parent company of Santander BanCorp (together with its subsidiaries, “Santander BanCorp”), a holding company headquartered in Puerto Rico which offers a full range of financial services through its wholly-owned banking subsidiary, Banco Santander Puerto Rico; Santander Securities LLC (“SSLLC”), a broker-dealer located in Boston; Banco Santander International (“BSI”), an Edge Act corporation located in Miami which offers a full range of banking services to foreign individuals and corporations based primarily in Latin America; Santander Investment Securities Inc. (“SIS”), a registered broker-dealer located in New York providing services in investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed-income securities; and several other subsidiaries.

The Bank, previously named Sovereign Bank, National Association, changed its name to Santander Bank, National Association on October 17, 2013. The Bank’s principal markets are in the Mid-Atlantic and Northeastern United States. At December 31, 2016, the Bank had 675 branches and 2,100 automated teller machines across its footprint. The Bank uses its deposits, as well as other financing sources, to fund its loan and investment portfolios. The Bank earns interest income on its loan and investment portfolios. In addition, the Bank generates non-interest income from a number of sources, including deposit and loan services, sales of loans and investment securities, capital markets products and bank-owned life insurance. The Bank’s principal non-interest expenses include employee compensation and benefits, occupancy and facility-related costs, technology and other administrative expenses. The volumes, and accordingly the financial results, of the Bank are affected by the economic environment, including interest rates and consumer and business confidence and spending, as well as the competitive conditions within the Bank’s geographic footprint.

SC’s primary business is the indirect origination of retail installment contracts (“RICs”), principally through manufacturer-franchised dealers in connection with their sales of new and used vehicles to retail consumers. SC also offers a full spectrum of auto financing products and services to Chrysler customers and dealers under the Chrysler Capital brand, the trade name used in providing services under the 10-year private label financing agreement with Fiat Chrysler Automobiles US LLC, formerly Chrysler Group LLC, signed by SC in 2013. These products and services include consumer RICs and leases, as well as dealer loans for inventory, construction, real estate, working capital and revolving lines of credit. SC also originates vehicle loans through a web-based direct lending program, purchases vehicle retail installment contracts from other lenders, and services automobile and recreational and marine vehicle portfolios for other lenders. Additionally, SC has several relationships through which it provides personal unsecured consumer loans, private-label credit cards and other consumer finance products. Common stock of SC is listed for trading on the New York Stock Exchange under the trading symbol “SC.”

Company Information

Santander is a Virginia corporation. The mailing address of SHUSA’s principal executive offices is 75 State Street, Boston, MA 02109. Santander’s telephone number is (617) 346-7200. Santander also maintains a website at www.santanderus.com. Information contained in or linked to or from our website is not a part of, and is not incorporated by reference into, this prospectus.

Summary Terms of the Exchange Offer

Set forth below is a brief summary of some of the principal terms of the exchange offer. In this summary of the offering, unless we indicate otherwise or the context requires, “we,” “us,” “our,” “Santander,” “SHUSA,” the “Issuer” and the “Company” refer to Santander Holdings USA, Inc. and “notes” refers to the old notes and the exchange notes collectively. You should also read the information in the section entitled “Exchange Offer” later in this prospectus for a more detailed description and understanding of the terms of the notes.

The Exchange Offer	We are offering to exchange (i) up to $1,440,000,000 in aggregate principal amount of our 2022 exchange notes for an equal principal amount of our 2022 old notes, (ii) up to $1,000,000,000 in aggregate principal amount of our 2023 exchange notes for an equal principal amount of our 2023 old notes and (iii) up to $1,050,000,000 in aggregate principal amount of our 2027 exchange notes for an equal principal amount of our 2027 old notes.

Expiration of The Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on March 1, 2018, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “Exchange Offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes	To tender old notes held in book-entry form through the Depository Trust Company, or “DTC,” you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or “ATOP” system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement, intent or understanding with any person to participate in the distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not engaged in and do not intend to engage in a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act); and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will deliver or make available a prospectus in connection with any resale of the exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. See “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described under “Exchange Offer—Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Any old notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer applicable to such old notes. Since the old notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the old notes except under an exemption from the requirements of the Securities Act or unless the old notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the U.S. federal securities laws. See “Exchange Offer—Consequences of Failure to Tender.”

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Offer—Exchange Agent.”

Summary Terms of the Exchange Notes

Set forth below is a brief summary of some of the principal terms of the exchange notes. In this summary of the offering, unless we indicate otherwise or the context requires, “we,” “us,” “our,” “Santander,” “SHUSA,” the “Issuer” and the “Company” refer to Santander Holdings USA, Inc. and “notes” refers to the old notes and the exchange notes collectively. You should also read the information in the section entitled “Description of the Exchange Notes” later in this prospectus for a more detailed description and understanding of the terms of the exchange notes.

The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends,

•	the exchange notes will not be entitled to registration rights, and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Santander Holdings USA, Inc.

Securities Offered	$1,440,000,000 aggregate principal amount of 3.700% Senior Notes due 2022.

$1,000,000,000 aggregate principal amount of 3.400% Senior Notes due 2023.

$1,050,000,000 aggregate principal amount of 4.400% Senior Notes due 2027.

Maturity	The 2022 exchange notes will mature on March 28, 2022.

The 2023 exchange notes will mature on January 18, 2023.

The 2027 exchange notes will mature on July 13, 2027.

Interest	We will pay interest on the 2022 exchange notes on March 28 and September 28 of each year, beginning on March 28, 2018. The 2022 exchange notes will accrue interest at 3.700% per annum, payable semiannually in arrears. The 2022 exchange notes will bear interest from (and including) September 28, 2017, or from the most recent date to which interest has been paid or provided for.

We will pay interest on the 2023 exchange notes on January 18 and July 18 of each year, beginning on July 18, 2018. The 2023 exchange notes will accrue interest at 3.400% per annum, payable semiannually in arrears. The 2023 exchange notes will bear interest from (and including) December 18, 2017, or from the most recent date to which interest has been paid or provided for.

We will pay interest on the 2027 exchange notes on January 13 and July 13 of each year, beginning on July 13, 2018. The 2027 exchange notes will accrue interest at 4.400% per annum, payable semiannually in arrears. The 2027 exchange notes will bear interest from (and including) January 13, 2018, or from the most recent date to which interest has been paid or provided for.

Ranking	The exchange notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt, rank senior in right of payment to all of our existing and future obligations that are by their terms expressly subordinated in right of payment to the exchange notes, and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2017, our subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of $101.4 billion. All of such debt and other liabilities would rank structurally senior to the notes in case of liquidation or otherwise. As of September 30, 2017, the Company itself had an aggregate of $6.9 billion of outstanding senior debt and $0.15 billion of outstanding junior subordinated debt.

Optional Redemption	The 2022 exchange notes will be redeemable in whole or in part by the Company on or after the 30th day prior to the maturity date at 100% of the principal amount of the 2022 exchange notes (par), plus accrued and unpaid interest thereon to the date of redemption.

The 2023 exchange notes will be redeemable in whole or in part by the Company on or after the 30th day prior to the maturity date at 100% of the principal amount of the 2023 exchange notes (par), plus accrued and unpaid interest thereon to the date of redemption.

The 2027 exchange notes will be redeemable in whole or in part by the Company on or after the 90th day prior to the maturity date at 100% of the principal amount of the 2027 exchange notes (par), plus accrued and unpaid interest thereon to the date of redemption.

Other than as described in the preceding three sentences, the exchange notes are not redeemable prior to maturity.

Form and Denomination	We will issue the exchange notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the exchange notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). You will hold a beneficial interest in one or more of the exchange notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated exchange notes.

Further Issuances

We may create and issue additional notes having the same terms as, and ranking equally with, the 2022 exchange notes and the 2022 old notes, the 2023 exchange notes and the 2023 old notes or the 2027 exchange notes and the 2027 old notes in all respects (except for the date of issuance, issue price, the initial interest accrual date and amount of interest payable on the first payment date applicable thereto).

These additional notes will be treated as a single class with the 2022 exchange notes and the 2022 old notes, the 2023 exchange notes and the 2023 old notes or the 2027 exchange notes and the 2027 old notes, as applicable, including for purposes of waivers, amendments and redemptions.

Governing Law	The indentures governing the exchange notes are, and the exchange notes will be, governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of law.

Absence of a Public Market for The Exchange Notes	The exchange notes generally are freely transferable but are also new securities for which there is not initially an existing trading market. There can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to seek quotation of the exchange notes on any automated dealer quotation system.

Risk Factors	See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of some of the key factors you should carefully consider before deciding to exchange your old notes for exchange notes.

Risk Factors

You should consider carefully various risks, including those described below and all of the information about risks included in the documents incorporated by reference in this prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, along with the information provided elsewhere in this prospectus. These risks could adversely and materially affect our ability to meet our obligations under the exchange notes, and you, under the circumstances described in this section, could lose all or part of your investment in, and fail to achieve the expected return on, the exchange notes.

The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, risks that are unknown to us or that we currently deem immaterial and risks and uncertainties generally applicable to companies that have recently undertaken transactions similar to this offering, may also impair our business, the value of your investment and our ability to pay interest on, and repay or refinance, the exchange notes. See also the information contained under the heading “Forward-Looking Information.”

For a discussion of risks relating to our business, see “Risk Factors” in Part 1, Item 1A, in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein. The risk factors described below and the risks relating to our business incorporated by reference herein could materially impact our business, financial condition and results of operations.

Risks Related to The Exchange Notes and This Exchange Offer

We operate through our subsidiaries and, as a result, the exchange notes are effectively subordinated to the liabilities of our subsidiaries, including the claims of depositors at our bank subsidiaries.

Because our assets consist principally of interests in the subsidiaries through which we conduct our businesses, our right to participate as an equity holder in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus the ability of our security holders to benefit from the distribution, is junior to creditors of the subsidiary, except to the extent that any claims we may have as a creditor of the subsidiary are recognized. Claims from creditors (other than us) against the subsidiaries may include long-term and medium-term debt and substantial obligations related to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. In addition, dividends, distributions, loans and advances to us from some of our subsidiaries, including the Bank, are restricted by net capital requirements under applicable banking regulations. The exchange notes are exclusively obligations of the Company. Our subsidiaries are not guarantors of the exchange notes and have no obligation to pay any amounts due on the exchange notes. Similarly, neither our parent, Banco Santander, nor any of its subsidiaries are guarantors of the exchange notes or have any obligation to pay any amounts due on the exchange notes.

We may be unable to repay the exchange notes if our subsidiaries are unable to pay dividends or distributions or make advances to us.

At maturity, the entire outstanding principal amount of the exchange notes will become due and payable by us. We may not have sufficient funds to pay the principal amount due. If we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends or distributions by our subsidiaries, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary or on terms favorable to us.

We are a separate and distinct legal entity from each of the Bank and SC and depend on dividends, distributions and other payments from each of the Bank and SC to fund payments on our obligations.

The Bank is subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Regulatory action of that kind could impede access to funds we need to make payments on our obligations.

We have made only limited covenants in the indentures governing the exchange notes, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations, and we and our subsidiaries may incur additional indebtedness that may adversely affect our ability to meet our financial obligations under the exchange notes.

The indentures governing the exchange notes and the exchange notes do not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debt securities in the event that we experience significant adverse changes in our financial condition, results of operations or liquidity;

•	limit our ability to incur additional indebtedness, including secured indebtedness that would be effectively senior in right of payment to the debt securities, indebtedness that is equal in right of payment to the debt securities or, subject to certain exceptions, indebtedness that is secured by liens on capital stock of certain subsidiaries;

•	limit the payment of dividends by us or our acquisition of any of our equity securities; or

•	limit the aggregate principal amount of debt securities that may be issued.

Except for the covenants described below under the caption “Description of the Exchange Notes,” there are no covenants or any other provisions which afford holders of debt securities protection in the event of a highly leveraged transaction which may or may not result in a change in control of the Company. Additional debt could make us more vulnerable to changes in general economic conditions and also could affect the ratings of the exchange notes. The indentures contain no financial covenants and do not restrict us from paying dividends or issuing or repurchasing other securities, and do not contain any provision that would provide protection to the holders of the exchange notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization, or similar restructuring or any other event.

Events for which acceleration rights under the exchange notes may be exercised are more limited than those available pursuant to the terms of our outstanding senior debt securities issued under our senior debt indenture prior to March 1, 2017.

In response to the total loss-absorbing capacity (“TLAC”) rules issued by the Federal Reserve on December 15, 2016, on March 1, 2017, we amended the senior debt indenture to, among other things, limit the circumstances under which the payment of the principal amount of senior debt securities (including the exchange notes) issued pursuant to the senior debt indenture on or after March 1, 2017 can be accelerated (unless specified otherwise for a specific series of debt securities in accordance with the indenture).

All or substantially all of our outstanding senior debt securities issued prior to March 1, 2017, including outstanding debt securities issued under the senior debt indenture prior to such date (the “Pre-2017 Senior Debt Securities”), provide acceleration rights for default (i) in the performance, or breach, of any covenant or warranty of the Company and the continuance of such default or breach for a period of 60 days after notice has been given to the Company by the Trustee or to the Company and the Trustee, as the case may be, and (ii) under any mortgage, indenture or other debt instrument of the Company that results in the acceleration of any debt in excess of $100 million.

However, under the senior debt indenture, as amended, unless we specify otherwise for a specific series of debt securities, payment of the principal amount of the senior debt securities may not be accelerated upon the occurrence of any of the events enumerated in the previous paragraph. Additionally, the events of default applicable to the Pre-2017 Senior Debt Securities do not provide for a 30-day cure period with respect to any failure by us to pay the principal of those senior debt securities, whereas the senior debt indenture as amended and the terms of the exchange notes provide for such 30-day cure period. As a result of these differing provisions, if we breach or otherwise default in the payment of any covenant with respect to both the exchange notes and the Pre-2017 Senior Debt Securities, the Pre-2017 Senior Debt Securities may have acceleration rights that are not available to the holders of the exchange notes.

Furthermore, in the event of any default under any mortgage, indenture or other debt instrument of the Company that results in the acceleration of any debt in excess of $100 million, the holders of Pre-2017 Senior Debt Securities would have cross-acceleration rights under the senior debt indenture that are not available to the holders of the exchange notes. Additionally, if we fail to pay the principal of any series of Pre-2017 Senior Debt Securities when due, the holders of such senior debt securities would be entitled to declare their securities due and payable immediately, whereas holders of the exchange notes would not be entitled to accelerate the exchange notes until 30 days after our failure to pay the principal of the exchange notes.

Any repayment of the principal amount of Pre-2017 Senior Debt Securities following the exercise of acceleration rights in circumstances in which such rights are not available to the holders of the exchange notes could adversely affect our ability to make timely payments on the exchange notes thereafter. See our Current Report on Form 8-K dated March 1, 2017, “Description of Notes—Default, Remedies and Waiver of Default” and “Description of Notes—Holding Company Status” for additional information.

Our credit ratings may not reflect all risks of an investment in the exchange notes.

Our credit ratings are an assessment of our ability to pay our obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the trading value of the exchange notes. Our credit ratings, however, may not reflect the potential risks related to the market or other factors on the value of the exchange notes. Our credit ratings may also be affected by matters relating to our parent company, Banco Santander, or Spain. Furthermore, because your return on the exchange notes depends upon factors in addition to our ability to pay our obligations, an improvement in our credit ratings will not reduce the other investment risks related to the exchange notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

We are controlled by a principal equity holder who will be able to make important decisions about our business and capital structure; its interests may differ from your interest as a debtholder.

We are a wholly-owned subsidiary of Banco Santander. As a result, Banco Santander controls us and has the power to elect the members of our board of directors, appoint new management and approve any action requiring the approval of the holders of our stock and to control decisions affecting our capital structure. The interests of Banco Santander may not be aligned with yours as a holder of debt securities. If we encounter financial difficulties, or we are unable to pay our debts as they mature, the holders of debt securities might prefer that we take certain actions to reduce our leverage and pay our debts, while Banco Santander might instead choose to take other actions. Banco Santander may have an interest in pursuing acquisitions, divestitures (including our own divestiture), financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you as a holder of debt securities. Additionally, Banco Santander may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, or pursue acquisition opportunities that may be complementary to our business and which, as a result, will not be available to us.

Our resolution in a bankruptcy proceeding could result in losses for holders of our debt securities, including the exchange notes.

Under regulations issued by the Federal Reserve and the FDIC and as required by Section 165(d) of the DFA, we must provide to the Federal Reserve and the FDIC a plan (a “Section 165(d) Resolution Plan”) for our rapid and orderly resolution in the event of material financial distress affecting the Company or the failure of the Company. The purpose of this provision of the DFA is to provide regulators with plans that would enable them to resolve failing financial companies that pose a significant risk to the financial stability of the United States in a manner that mitigates such risk. The most recently filed Section 165(d) Resolution Plan by Banco Santander, dated December 16, 2015 (the “2015 Resolution Plan”) provides a roadmap for the orderly resolution of the material U.S. operations of Banco Santander under hypothetical stress scenarios and the failure of one or more of its U.S. material entities (“U.S. MEs”). Material entities are defined as subsidiaries or foreign offices of Banco Santander that are significant to the activities of a critical operation or core business line. The U.S. MEs identified in the 2015 Resolution Plan include, among other entities, the Company, the Bank and Santander Consumer USA Inc. (“Santander Consumer USA”). Santander Consumer USA is a wholly owned subsidiary of Santander Consumer USA Holdings Inc.

The 2015 Resolution Plan describes a strategy for resolving Banco Santander’s U.S. operations, including its U.S. MEs and the core business lines that operate within those U.S. MEs, in a manner that would substantially mitigate the risk that the resolutions would have serious adverse effects on U.S. or global financial stability. Under the 2015 Resolution Plan’s hypothetical resolutions of the U.S. MEs, the Bank would be placed into FDIC receivership and the Company and Santander Consumer USA would be placed into bankruptcy under Chapter 7 and Chapter 11 of the U.S. Bankruptcy Code, respectively.

The strategy described in the 2015 Resolution Plan contemplates a “multiple point of entry” strategy, in which Banco Santander and the Company would each undergo separate resolution proceedings under the laws of Spain and the U.S. Bankruptcy Code, respectively. In a scenario where the Bank and Santander Consumer USA were in resolution, the Company would file a voluntary petition under Chapter 7 of the Bankruptcy Code, and holders of the exchange notes would be junior to the claims of priority (as determined by statute) and secured creditors of the Company.

The Company, the Federal Reserve and the FDIC are not obligated to follow the Company’s preferred resolution strategy for resolving its U.S. operations under its resolution plan. In addition, Banco Santander could in the future change its resolution strategy for resolving its U.S. operations. In an alternative scenario, the Company alone could enter bankruptcy under the U.S. Bankruptcy Code, and the Company’s subsidiaries would be recapitalized as needed, using assets of the Company, so that they could continue normal operations as going concerns or subsequently be wound down in an orderly manner. As a result, the losses incurred by the Company and its subsidiaries would be imposed first on the holders of the Company’s equity securities and thereafter on unsecured creditors, including holders of the exchange notes. Holders of the exchange notes would be junior to the claims of creditors of the Company’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of the Company. Under either of these scenarios, in a resolution of the Company under Chapter 11 of the U.S. Bankruptcy Code, holders of the exchange notes would realize value only to the extent available to the Company as a shareholder of the Bank, Santander Consumer USA and its other subsidiaries, and only after any claims of priority and secured creditors of the Company have been fully repaid.

In December 2016, the Federal Reserve finalized rules requiring intermediate holding companies of foreign global systemically important banks, including the Company, to maintain minimum amounts of long-term debt and TLAC. It is possible that the Company’s resolution strategy in connection with the implementation of those rules, which will become effective on January 1, 2019, could change on or before that date. Further, even if Banco Santander’s and the Company’s strategy for resolving its U.S. operations does not change, it is possible that the Federal Reserve or the FDIC could choose not to follow the current strategy.

The resolution of the Company under the orderly liquidation authority could result in greater losses for holders of the exchange notes.

Your ability to recover the full amount that would otherwise be payable on the exchange notes in a resolution proceeding under Chapter 11 of the U.S. Bankruptcy Code may be impaired by the exercise of the FDIC’s powers under the “orderly liquidation authority” under Title II of the DFA.

Title II of the DFA created a new resolution regime known as the “orderly liquidation authority” to which financial companies, including U.S. intermediate holding companies of foreign banking organizations with assets of $50 billion or more, such as the Company, can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver in order to liquidate a financial company if, upon the recommendation of applicable regulators, the United States Secretary of the Treasury determines that the entity is in severe financial distress, the entity’s failure would have serious adverse effects on the U.S. financial system and resolution under the orderly liquidation authority would avoid or mitigate those effects, among other things. Absent such determinations, the Company would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with the Company.

There are substantial differences between the rights available to creditors under the orderly liquidation authority and under the U.S. Bankruptcy Code. For example, under the orderly liquidation authority, the FDIC may disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected under the U.S. Bankruptcy Code), and an administrative claims procedure is used to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). Under the orderly liquidation authority, in certain circumstances, the FDIC could elevate the priority of claims if it determines that doing so is necessary to facilitate a smooth and orderly liquidation without the need to obtain the consent of other creditors or prior court review. Furthermore, the FDIC has the right to transfer assets or liabilities of the failed company to a third party or “bridge” entity under the orderly liquidation authority.

Regardless of what resolution strategy Banco Santander might prefer for resolving its U.S. operations, the FDIC could determine that it is a desirable strategy to resolve the Company in a manner that would, among other things, impose losses on the Company’s shareholder, unsecured debt holders (including holders of the exchange notes) and other creditors, while permitting the Company’s subsidiaries to continue to operate. It is likely that the application of such an entry strategy in which the Company would be the only legal entity in the U.S. to enter resolution proceedings would result in greater losses to holders of the exchange notes than the losses that would result from the application of a bankruptcy proceeding or a different resolution strategy for the Company. Assuming the Company entered resolution proceedings and support from the Company to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level could be transferred to the Company and ultimately borne by the Company’s security holders (including holders of the exchange notes), with the result that third-party creditors of the Company’s subsidiaries would receive full recoveries on their claims, while the Company’s security holders (including holders of the exchange notes) and other unsecured creditors could face significant losses. In addition, in a resolution under the orderly liquidation authority, holders of the exchange notes and other debt securities of the Company could face losses ahead of our other similarly situated creditors if the FDIC exercised its right, described above, to disregard the strict priority of creditor claims.

The orderly liquidation authority also requires that creditors and shareholders of the financial company in receivership must bear all losses before taxpayers are exposed to any losses, and amounts owed by the financial company or the receivership to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including holders of the exchange notes. In addition, under the orderly liquidation authority, claims of creditors (including holders of the exchange notes) could be satisfied through the issuance of equity or other securities in a bridge entity to which the Company’s assets are transferred, as described above. If securities were to be delivered in satisfaction of claims, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay all or any part of the creditor claims for which the securities were exchanged.

Although the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known, and additional rulemaking is possible.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to seek quotation on any automated dealer quotation system. We cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for debt securities similar to the exchange notes has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or that the price you receive when you sell your exchange notes will be favorable.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Selected Financial Data

The following table sets forth certain of our selected historical financial and operating data. We derived our selected historical financial data from our audited consolidated financial statements for each of the years in the three-year period ended December 31, 2016 and our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2017 and September 30, 2016. The information below should be read in conjunction with “Use of Proceeds,” and the information incorporated by reference into this prospectus, including our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes. For more information, see the description under the heading “Where You Can Find More Information.”

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016(1)(2)	2016(1)(2)	2015(1)	2014(1)
	(Dollars in thousands)
Balance Sheet Data
Total assets(3)	$131,986,117	$140,022,057	$138,360,290	$141,106,832	$132,839,460
Loans held-for-investment, net of allowance	77,592,554	83,080,057	82,005,321	83,779,641	81,961,652
Loans held-for-sale	1,988,097	3,009,587	2,586,308	3,190,067	294,261
Total investments	19,511,288	17,391,657	19,415,330	22,768,783	18,083,235
Total deposits and other customer accounts	61,877,808	67,704,125	67,240,690	65,583,428	62,148,002
Borrowings and other debt obligations(4)	41,351,374	44,604,370	43,524,445	49,828,582	40,381,582
Total liabilities	108,516,317	117,558,805	115,981,532	119,259,732	107,919,751
Total stockholder’s equity(5)	23,469,800	22,463,252	22,378,758	21,847,100	24,919,709
Statements of Operations Data
Total interest income	$5,908,937	$6,058,138	$7,989,751	$8,137,616	$7,330,742
Total interest expense	1,090,564	1,076,321	1,425,059	1,236,210	1,087,642

Net interest income	4,818,373	4,981,817	6,564,692	6,901,406	6,243,100
Provision for credit losses(6)	1,992,334	2,200,154	2,979,725	4,079,743	2,459,998

Net interest income after provision for credit losses	2,826,039	2,781,663	3,584,967	2,821,663	3,783,102
Total non-interest income	2,252,111	2,148,815	2,755,705	2,896,217	5,059,462
Total general and administrative expenses(7)	3,995,019	3,775,490	5,122,211	4,724,400	3,777,173
Total other expenses(8)	130,264	204,277	263,983	4,648,674	358,173
Income/(loss) before income taxes	952,867	950,711	954,478	(3,655,194)	4,707,218
Income tax provision/ (benefit)(9)	264,368	339,968	313,715	(599,758)	1,673,123

Net income/(loss) including noncontrolling interest	688,499	610,743	640,763	(3,055,436)	3,034,095
Net income/(loss) attributable to noncontrolling interest	230,547	257,419	277,879	(1,653,719)	464,648

Net income/(loss) attributable to the Company	$457,952	$353,324	$362,884	$(1,401,717)	$2,569,447

Selected Financial Ratios(10)(11)
Return on average assets	0.67%	0.57%	0.45%	(2.18%)	2.46%
Return on average equity	3.94%	3.68%	2.88%	(11.98%)	12.95%
Average equity to average assets	17.13%	15.53%	15.75%	18.15%	18.99%
Efficiency ratio	58.35%	55.81%	57.79%	95.67%	36.59%

(1)	On July 1, 2016, ownership of several Banco Santander subsidiaries, including Santander BanCorp, BSI, SIS and SSLLC, was transferred to the Company. As these entities were and are solely owned and controlled by Banco Santander prior to and after July 1, 2016, in accordance with Accounting Standards Codification (“ASC”) No. 805—Business Combinations (ASC 805), the transaction has been accounted for under the common control guidance, which requires the Company to recognize the assets and liabilities transferred at their historical cost of the transferring entity at the date of the transfer. Additionally, as this transaction represents a change in reporting entity, the guidance requires retrospective combination of the entities for all periods presented in these financial statements as if the combination had been in effect since inception of common control. On July 1, 2017, an additional Santander subsidiary, Santander Financial Services, Inc. (“SFS”), a finance company located in Puerto Rico, was transferred to the Company. The contribution of SFS to the Company transferred approximately $679 million of assets, which were primarily comprised of cash and cash equivalents and loans held for sale, approximately $357 million of liabilities and approximately $322 million of equity to the Company. Moreover, the Company is in the process of dissolving the business assets. SFS is an entity under common control of Santander; however its results of operations, financial condition, and cash flows are immaterial to the historical financial results of the Company. As a result, the Company has determined that it will report the results of SFS on a prospective basis beginning July 1, 2017 rather than retrospectively restate its financial statements for the contribution of SFS, as required by GAAP. As a result, the Company’s net income is understated for the nine-month period ended September 30, 2017 and September 30, 2016 by $3.3 million and $14.7 million, respectively, and a contribution to stockholder’s equity of $322.1 million was recorded on July 1, 2017. The Company’s net income is understated by $13.5 million and $17.6 million for the years ended December 31, 2016 and 2014, respectively. The Company’s net loss for the year ended December 31, 2015 is understated by $99.9 million. These impacts are immaterial to the overall presentation of the Company’s financial statements for each of the periods presented.

(2)	Beginning December 31, 2015 through March 31, 2017, net deferred tax assets and net deferred tax liabilities of entities filing separate U.S. Federal tax returns were improperly offset in the Company’s Consolidated Balance Sheet. As a result, the Company understated Total Assets and Total Liabilities by $989.8 million, $791.2 million and $804.5 million for the periods ended December 31, 2016, September 30, 2016 and December 31, 2015, respectively.

(3)	The decrease in investment securities from 2015 to 2016 reflects sales used to pay down borrowed funds. The increase in total assets from 2014 to 2015 is due to an increase in the investment portfolio as the Company invested in high quality liquid assets as well as growth in the loan portfolio and the operating lease portfolio.

(4)	The decrease in borrowings and other debt obligations from 2015 to 2016 reflects the Company’s use of portions of the proceeds from the sale of investment securities to pay off borrowed funds. The increase from 2014 to 2015 is primarily a result of the Company funding the growth of the loan portfolio and operating lease portfolio.

(5)	Refer to the Statements of Changes in Stockholder’s Equity in the Company’s Form 10-K for the year ended December 31, 2016 for details of the increase during 2014.

(6)	The provision for credit losses in 2015 and 2016 is primarily driven by SC’s RIC portfolio.

(7)	Increases in general and administrative expenses from 2015 to 2016 are primarily related to increased compensation costs, technology expenses and increased lease expenses relating to SC’s leased vehicle portfolio. Increases from 2014 to 2015 are a result of an increase in head count resulting in additional compensation and benefit expenses, increases in professional services related to consulting costs due to the Change in Control, preparation for and implementation of new capital requirements, and other regulatory and governance related-projects. Refer to the MD&A in the Company’s Form 10-K for the year ended December 31, 2016 for further discussion.

(8)	Other expenses increased in 2015 due to an impairment charge to goodwill in the amount of $4.5 billion on the Company’s consumer finance subsidiary. Other expenses in 2014 included a one-time impairment charge of $97.5 million related to long-lived assets. This also includes debt extinguishment charges of $114.2 million, zero and $127.1 million in 2016, 2015 and 2014, respectively.

(9)	Refer to Note 15 of the Notes to Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2016 for additional information. The income tax benefit in 2015 is primarily the result of the benefit recorded for the release of the deferred tax liability in conjunction with the goodwill impairment charge. The higher income tax provision in 2014 was primarily attributable to the deferred tax expense recorded on the book gain resulting from the Change in Control.

(10)	For further information on these ratios, see the Non-GAAP Financial Measures section of the MD&A in the Company’s Form 10-K for the year ended December 31, 2016.

(11)	Net income components have been annualized for year-to-date September 30, 2017 and September 30, 2016.

Consolidated Ratios of Earnings to Fixed Charges

The following are the Company’s consolidated ratios of earnings to fixed charges for the periods indicated. For purposes of computing these ratios, earnings represents pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees plus distributed income of equity investees plus total fixed charges including deposit interest. Fixed charges include all interest expense on deposits plus interest expense on borrowings plus accretion of debt premium and issuance expense plus the portion of rent expense deemed representative of interest. These ratios are presented both including and excluding interest on deposits.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015(1)	2014	2013	2012
Ratio of earnings to fixed charges
Excluding interest on deposits	2.01	1.81	(2.64)	6.26	1.79	1.74
Including interest on deposits	1.85	1.66	(1.82)	5.15	1.59	1.55

(1)	Earnings available for fixed charges were inadequate to cover total fixed charges. The deficiency was approximately $3.6 billion for the year ended December 31, 2015 due to a one-time goodwill impairment.

Use of Proceeds

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled.

Description of the Exchange Notes

The following summary of provisions of the indentures (as defined below) and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the applicable indenture, including definitions therein of certain terms. This summary may not contain all information that you may find useful. You should read the indentures and the notes, copies of which are available from us upon request at our address set forth under the heading “Where You Can Find More Information.” Capitalized terms used and not defined in this summary have the meanings specified in the applicable indenture. References to “the Company,” “SHUSA,” “we,” “us,” “our” or similar references refer to Santander Holdings USA, Inc., and not to any of its subsidiaries or affiliates.

General

We issued $1,000,000,000 aggregate principal amount of 2022 old notes on March 27, 2017. We issued $440,000,000 aggregate principal amount of 2022 old notes and $800,000,000 aggregate principal amount of 2027 old notes on July 13, 2017. We issued $1,000,000,000 aggregate principal amount of 2023 old notes and $250,000,000 aggregate principal amount of 2027 old notes on December 18, 2017.

The 2022 old notes were issued, and the 2022 exchange notes (together with the 2022 old notes, the “2022 notes”) will be issued, under an indenture, dated as of April 19, 2011 (the “Senior Debt Indenture”), as amended by the eighth supplemental indenture, dated as of March 1, 2017 (the “Eighth Supplemental Indenture”), and as supplemented by the ninth supplemental indenture, dated of March 27, 2017 (the “Ninth Supplemental Indenture”), in each case between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The 2027 old notes were issued, and the 2027 exchange notes (together with the 2027 old notes, the “2027 notes”) will be issued, under the Senior Debt Indenture, as amended by the Eighth Supplemental Indenture and as supplemented by the twelfth supplemental indenture, dated as of July 13, 2017 (the “Twelfth Supplemental Indenture”), between us and the Trustee. The 2023 old notes were issued, and the 2023 exchange notes (together with the 2023 old notes, the “2023 notes”) will be issued, under the Senior Debt Indenture, as amended by the Eighth Supplemental Indenture and as supplemented by the fifteenth supplemental indenture, dated as of December 18, 2017 (the “Fifteenth Supplemental Indenture”), between us and the Trustee. In connection with the exchange offer, the Company intends to enter into a sixteenth supplemental indenture (the “Sixteenth Supplemental Indenture”) to the Ninth Supplemental Indenture, the Twelfth Supplemental Indenture and the Fifteenth Supplemental Indenture in order to facilitate effecting the exchange offer. Unless the context otherwise requires, all references herein to the Ninth Supplemental Indenture shall refer to the Ninth Supplemental Indenture as further supplemented by the Sixteenth Supplemental Indenture, all references herein to the Twelfth Supplemental Indenture shall refer to the Twelfth Supplemental Indenture as further supplemented by the Sixteenth Supplemental Indenture and all references herein to the Fifteenth Supplemental Indenture shall refer to the Fifteenth Supplemental Indenture as further supplemented by the Sixteenth Supplemental Indenture. We refer to the Senior Debt Indenture, as amended by the Eighth Supplemental Indenture and as supplemented by the Ninth Supplemental Indenture, as the “2022 indenture.” We refer to the Senior Debt Indenture, as amended by the Eighth Supplemental Indenture and as supplemented by the Twelfth Supplemental Indenture, as the “2027 indenture.” We refer to the Senior Debt Indenture, as amended by the Eighth Supplemental Indenture and as supplemented by the Fifteenth Supplemental Indenture, as the “2023 indenture” and, collectively with the 2022 indenture and the 2027 indenture, as the “indentures.” References to the “notes” refer to the old notes and the exchange notes.

The notes constitute multiple series of debt securities to be issued under the indentures.

The terms of the exchange notes are substantially identical to the terms of the old notes. However, the exchange notes are not subject to transfer restrictions or registration rights. In addition, we do not intend to list the exchange notes on any securities exchange or seek quotation on any automated dealer quotation system. Any 2022 old notes that remain outstanding after the exchange offer, together with the 2022 exchange notes issued in the exchange offer, will be treated as a single class of securities for voting purposes under the 2022 indenture. Any 2023 old notes that remain outstanding after the exchange offer, together with the 2023 exchange notes issued in the exchange offer, will be treated as a single class of securities for voting purposes under the 2023 indenture. Any 2027 old notes that remain outstanding after the exchange offer, together with the 2027 exchange notes issued in the exchange offer, will be treated as a single class of securities for voting purposes under the 2027 indenture.

The 2022 notes will mature on March 28, 2022, the 2023 notes will mature on January 18, 2023 and the 2027 notes will mature on July 13, 2027.

The 2022 notes are currently limited to $1,440,000,000 in aggregate principal amount, the 2023 notes are currently limited to $1,000,000,000 in aggregate principal amount and the 2027 notes are currently limited to $1,050,000,000 in aggregate principal amount. We may, however, without the consent of any holders of the applicable series of the notes, “reopen” any series of the notes and issue an unlimited principal amount of additional notes in the future.

Unless previously purchased and canceled, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal and interest on the notes in U.S. dollars.

The 2022 notes, the 2023 notes and the 2027 notes are our senior unsecured debt obligations and rank equally with all of our other unsecured and unsubordinated debt, rank senior in right of payment to all of our existing and future obligations that are by their terms expressly subordinated in right of payment to the notes, and are effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2017, our subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of $101.4 billion. All of such debt and other liabilities would rank structurally senior to the notes in case of liquidation or otherwise. As of September 30, 2017, the Company itself had an aggregate of $6.9 billion of outstanding senior debt and $0.15 billion of outstanding junior subordinated debt.

The notes are not subject to a sinking fund.

The notes of each series are issued in fully registered book-entry form only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes of each series are issued in the form of global securities. The global securities are deposited with, or on behalf of, DTC, and registered in the name of DTC or a nominee, as further described below.

Interest

The 2022 notes bear interest at a fixed rate of 3.700% per year, the 2023 notes bear interest at a fixed rate of 3.400% per year and the 2027 notes bear interest at a fixed rate of 4.400% per year. Interest on the 2022 notes will accrue from September 28, 2017, interest on the 2023 notes will accrue from December 18, 2017 and interest on the 2027 notes will accrue from January 13, 2018, or, in each case, from the most recent interest payment date to which interest has been paid or provided for, to but excluding the relevant interest payment date. We will make interest payments on the 2022 notes semi-annually in arrears on March 28 and September 28 of each year, beginning on March 28, 2018, to the person in whose name such 2022 notes are registered at the close of business on the immediately preceding March 13 or September 13, as applicable, on the 2023 notes semi-annually in arrears on January 18 and July 18 of each year, beginning on July 18, 2018, to the person in whose name such 2023 notes are registered at the close of business on the immediately preceding January 3 or July 3, as applicable and on the 2027 notes semi-annually in arrears on January 13 and July 13 of each year, beginning on July 13, 2018, to the person in whose name such 2027 notes are registered at the close of business on the immediately preceding December 29 or June 28, as applicable. Interest on the notes will be computed on the basis of a 360-day year comprising twelve 30-day months.

If the due date for any payment of principal or interest falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled due date.

Redemption and Repayment

The 2022 notes are redeemable in whole or in part by the Company on or after the 30th day prior to the maturity date at 100% of the principal amount of the 2022 notes (par), plus accrued and unpaid interest thereon to the date of redemption, the 2023 notes are redeemable in whole or in part by the Company on or after the 30th day prior to the maturity date at 100% of the principal amount of the 2023 notes (par), plus accrued and unpaid interest thereon to the date of redemption and the 2027 notes will be redeemable in whole or in part by the Company on or after the 90th day prior to the maturity date at 100% of the principal amount of 2027 notes (par), plus accrued and unpaid interest thereon to the date of redemption. Other than as described in the preceding sentence, the notes are not redeemable prior to maturity. You will not be entitled to require us to buy your notes from you before its stated maturity.

If we exercise an option to redeem the notes, we will give to the holder written notice of the principal amount of the notes to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described below in “—Notices.”

We, SIS or our other affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Notes that we or they purchase may, at our discretion, be held, resold or canceled.

Any redemption or prepayment pursuant to this section shall be subject to receipt of any and all required regulatory approvals. The redemption or purchase of any note that is our eligible long-term debt may require the prior approval of the Federal Reserve if, after such redemption or purchase, we would fail to satisfy our requirements as to eligible long-term debt or total loss-absorbing capacity under the TLAC rules described below in “Description of Notes—Holding Company Status.”

The Indentures Do Not Limit Our Indebtedness, Prevent Dividends or Generally Prevent Highly Leveraged Transactions

The indentures do not:

•	limit the amount of unsecured indebtedness which we or any subsidiary may incur; or

•	limit the payment of dividends by us or our acquisition of any of our equity securities.

When we say “subsidiary,” we mean any person a majority of the combined voting power of the total outstanding ownership interests in which is, at the time of determination, beneficially owned or held, directly or indirectly, by the Company or one or more other subsidiaries of the Company as the case may be. For this purpose, “voting power” means power to vote in an ordinary election of directors (or, in the case of a person that is not a corporation, ordinarily to appoint or approve the appointment of persons holding similar positions), whether at all times or only as long as no senior class of ownership interests has such voting power by reason of any contingency.

Except for the covenants described below under “—Mergers and Similar Transactions” and “—Restriction Upon Sale or Issuance of Capital Stock of Certain Subsidiaries,” there are no covenants or any other provisions which may afford holders of the notes protection in the event of a highly leveraged transaction which may or may not result in our change of control.

Mergers and Similar Transactions

We may not merge or consolidate with another corporation or other entity or convey, transfer or lease our properties and assets substantially as an entirety to another corporation or other entity, other than any such conveyance, transfer or lease to one or more of our subsidiaries, unless all the following conditions are met:

•	If the successor entity in the transaction is not SHUSA, the successor entity must be organized as a corporation, partnership or trust and must expressly assume our obligations under the notes and the underlying debt indenture with respect to such notes. The successor entity must be validly organized or validly existing under the laws of the United States or any state or political division thereof.

•	Immediately after the transaction and treating any indebtedness which becomes our obligation or that of our subsidiary as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no covenant breach or event of default, and no event which, after notice or lapse of time or both, would become a covenant breach or event of default, under the notes has occurred and is continuing. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the notes, we will not need to obtain the approval of the holders of the notes in order to merge or consolidate or to convey, transfer or lease our properties and assets substantially as an entirety. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell our property and assets substantially as an entirety to another corporation or other entity, other than one or more of our subsidiaries. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of us but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our property and assets. While we are currently a wholly owned subsidiary of Santander, there is no requirement that we remain a subsidiary.

Restriction Upon Sale or Issuance of Capital Stock of Certain Subsidiaries

In the indentures, we agree that we will not, and will not permit any subsidiary to, sell, assign, pledge, transfer or otherwise dispose of, or permit any Designated Subsidiary, as defined below, to issue, any shares of voting stock of, or any securities convertible into voting stock of, any Designated Subsidiary or any shares of voting stock of any subsidiary owning, directly or indirectly, in whole or in part, voting stock of any Designated Subsidiary, except:

•	any sale, assignment, pledge, transfer or other disposition or issuance made, in the minimum amount required by law, to any person for the purpose of the qualification of such person to serve as a director;

•	any sale, assignment, pledge, transfer or other disposition or issuance if, after giving effect to such disposition and to the issuance of any shares issuable upon conversion or exchange of securities convertible or exchangeable into voting stock, we would own directly or indirectly through other subsidiaries not less than 80% of the shares of each class of voting stock of any Designated Subsidiary;

•	any sale, assignment, pledge, transfer or other disposition or issuance made in compliance with an order or direction of a court or regulatory authority of competent jurisdiction;

•	any sale by any Designated Subsidiary of additional shares of voting stock to its stockholders at any price, so long as (i) prior to such sale, we own, directly or indirectly, shares of the same class, and (ii) immediately after such sale, the percentage of the shares of such class of voting stock we own shall not have been reduced; or

•	any merger or consolidation of any Designated Subsidiary with any banking institution organized under the laws of the United States, any state thereof or the District of Columbia, so long as (i) after giving effect to such merger or consolidation we would own directly or indirectly through other subsidiaries not less than 80% of the shares of each class of voting stock of such other banking institution, and (ii) immediately after giving effect thereto and treating any such resulting bank thereafter as a Designated Subsidiary for purposes of this indenture, no covenant breach or event of default, and no event which, after notice or lapse of time or both, would become a covenant breach or event of default, shall have happened and be continuing.

“Designated Subsidiary” means each of (i) the Bank and (ii) Santander Consumer USA Inc., an Illinois corporation.

Except as noted above, the indentures do not restrict our ability to put liens on our interests in our subsidiaries other than the Designated Subsidiaries, nor do the indentures restrict our ability to sell or otherwise dispose of our interests in any of our subsidiaries other than the Designated Subsidiaries.

Defeasance and Covenant Defeasance

The provisions for full defeasance and covenant defeasance described below apply to the notes.

Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on any series of the notes. This is called full defeasance. For us to do so, each of the following must occur:

•	we must deposit in trust for the benefit of all holders of the applicable series of notes money or a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on such notes on their various due dates;

•	there must be a change in current U.S. federal tax law or an Internal Revenue Service (“IRS”) ruling that lets us make the above deposit without causing the holders to be taxed on the applicable notes any differently than if we did not make the deposit and just repaid such notes ourselves. Under current U.S. federal tax law, the deposit and our legal release from your notes would be treated as though we took back your notes and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your notes; and

•	we must deliver to the trustee a legal opinion of our counsel confirming the tax law change or issuance of the IRS ruling described above.

If we ever fully defeased your notes, you would have to rely solely on the trust deposit for payments on your notes. You would not be able to look to us for payment in the event of any shortfall.

Covenant Defeasance. Under current U.S. federal tax law, we can make the same type of deposit described above and be released from the restriction on liens described under “—Restriction Upon Sale or Issuance of Capital Stock of Certain Subsidiaries” above and any other restrictive covenants that may be described in the indenture. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance for any series of the notes, we must do both of the following:

•	we must deposit in trust for the benefit of the holders of the applicable series of notes money or a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on such notes on their various due dates; and

•	we must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing the holders to be taxed on the applicable notes any differently than if we did not make the deposit and just repaid such notes ourselves.

If we accomplish covenant defeasance with regard to your notes, the following provisions of the applicable indenture and your notes would no longer apply:

•	the promise by us not to create liens on our equity ownership interests in certain of our subsidiaries described above under “—Restriction Upon Sale or Issuance of Capital Stock of Certain Subsidiaries”;

•	any additional covenants that the applicable indenture may state are applicable to your notes; and

•	the covenant breaches resulting from a breach of covenants, described below in the first bullet point under “—Default, Remedies and Waiver of Default—Covenant Breaches.”

Any right we have to redeem will survive covenant defeasance with regard to the notes.

If we accomplish covenant defeasance on your notes, you can still look to us for repayment of your notes in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, such as our bankruptcy, and your notes became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Default, Remedies and Waiver of Default

You will have special rights if a covenant breach or an event of default with respect to your notes occurs and is continuing, as described in this subsection.

Covenant Breaches

When we refer to a covenant breach with respect to any series of the notes, we mean the following:

•	we remain in breach of any covenant we make in the applicable indenture for the benefit of such series of notes, for 60 days after we receive a notice of covenant breach stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the Trustee or the holders of at least 25% in principal amount of such series of the notes then outstanding.

Events of Default

When we refer to an event of default with respect to any series of the notes, we mean any of the following:

•	we do not pay the principal or any premium on such notes within 30 days after the due date;

•	we do not pay interest on such notes within 30 days after the due date; or

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to us occur under U.S. federal or state law.

The Pre-2017 Senior Debt Securities contain events of default that are different from those set forth above. In particular:

•	the events of default applicable to the Pre-2017 Senior Debt Securities do not provide for a 30-day cure period with respect to any failure by us to pay the principal of those senior debt securities;

•	Pre-2017 Senior Debt Securities contain an additional event of default that is applicable if we fail to perform any of the covenants contained in the terms and conditions of, or the governing instrument for, those senior debt securities and that failure continues for 60 days; and

•	Pre-2017 Senior Debt Securities contain an additional event of default that is applicable if we default under any mortgage, indenture or other instrument under which any of our debt is outstanding, which default results in the acceleration of the maturity of such debt, or the failure to pay any such debt at maturity, in an aggregate amount in excess of $100,000,000 or its foreign currency equivalent at the time.

Accordingly, if we fail to pay the principal of any series of Pre-2017 Senior Debt Securities when due, the holders of such senior debt securities would be entitled to declare their securities due and payable immediately, whereas holders of any series of the notes would not be entitled to accelerate such series of the notes until 30 days after our failure to pay the principal of such notes. In addition, holders of the notes will not have the benefit of the additional events of default described above that are applicable to the Pre-2017 Senior Debt Securities.

When we refer to a default with respect to the notes, we mean any event which is, or after notice or lapse of time or both would become, a covenant breach or event of default.

Remedies If an Event of Default Occurs

If an event of default has occurred with respect to any series of the notes and has not been cured or waived, the Trustee or the holders of not less than 25% in principal amount of all of such series of the notes then outstanding may declare the entire principal amount of such series of the notes to be due immediately. If the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to us, the entire principal amount of such series of the notes will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of such series of the notes. If the stated maturity of any series of the notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of such series of the notes may cancel the acceleration.

If an event of default occurs, the Trustee will have special duties. In that situation, the Trustee will be obligated to use those of its rights and powers under the relevant debt indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the Trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the Trustee protection from expenses and liability, which may include providing collateral security. This is called an indemnity. If the Trustee is provided with an indemnity satisfactory to it, the holders of a majority in principal amount of all of any series of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to such series of the notes. These majority holders may also direct the trustee in performing any other action under the applicable debt indenture with respect to such series of the notes.

Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any series of the notes, all of the following must occur:

•	the holder of your notes must give the Trustee written notice that a covenant breach or event of default has occurred with respect to such series of the notes, and the covenant breach or event of default must not have been cured or waived;

•	the holders of not less than 25% in principal amount outstanding of such series of the notes must make a written request that the Trustee take action because of the covenant breach or event of default, and they or other holders must offer to the Trustee indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action;

•	the Trustee must not have taken action for 60 days after the above steps have been taken; and

•	during these 60 days, the holders of a majority in aggregate principal amount outstanding of such series of the notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the outstanding notes.

You are entitled at any time, however, to bring a lawsuit for the payment of money due on your Notes on or after its stated maturity (or, if your debt security is redeemable, on or after its redemption date).

Waiver of Default

The holders of not less than a majority in principal amount outstanding of any series of the notes may waive a default for all of such series of the notes. If this happens, the default will cease to exist. No one can waive a payment default on a particular note, however, without the approval of the particular holder of that note.

We Will Give the Trustee Information About Defaults Annually

We will furnish to each Trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the applicable indenture and such notes issued under it, or else specifying any default under the relevant indenture.

Modification of the Indentures and Waiver of Covenants

There are four types of changes we can make to the indentures and the notes.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of the holder of each note affected by the change under the applicable indenture. Here is a list of those types of changes:

•	change the stated maturity for any principal or interest payment on a note;

•	reduce the principal amount, the amount payable on acceleration of the stated maturity after a default, the interest rate or the redemption price for a note;

•	permit redemption of a note if not previously permitted;

•	impair any right a holder may have to require repayment of its note;

•	change the currency of any payment on a note;

•	change the place of payment on a note;

•	impair a holder’s right to sue for payment of any amount due on its note;

•	reduce the percentage in principal amount outstanding of any series of the notes, the approval of whose holders is needed to change the applicable indenture or the notes;

•	reduce the percentage in principal amount of any series of the notes, the consent of whose holders is needed to waive our compliance with the applicable indenture or to waive defaults; and

•	change the provision of the applicable indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected note.

Changes Not Requiring Approval

The second type of change does not require any approval by holders of the notes affected. These changes are limited to clarifications and changes that would not adversely affect the notes in any material respect. We do not need any approval to make changes that affect only the notes to be issued under the applicable indenture after the changes take effect.

We may also make changes or obtain waivers that do not adversely affect a particular note, even if they affect other notes. In those cases, we do not need to obtain the approval of the holder of the note; we need only obtain any required approvals from the holders of the affected notes.

Changes Requiring Majority Approval

Any other change to the applicable indenture and the notes issued under such indenture, would require the following approval:

•	if the change affects only particular notes, it must be approved by the holders of a majority in principal amount of the outstanding notes affected; or

•	if the change affects multiple debt securities of one or more series, it must be approved by the holders of a majority in principal amount of all outstanding debt securities affected by the change, with all such affected debt securities voting together as one class for this purpose (and by the holders of a majority in principal amount of any affected debt securities that by their terms are entitled to vote separately as described below).

In each case, the required approval must be given by written consent.

This would mean that modification of terms with respect to certain notes could be effectuated under any indenture without obtaining the consent of the holders of a majority in principal amount of other notes that are not affected by such modification.

The same majority approval would be required for us to obtain a waiver of any of our covenants in any indenture. Our covenants include the promises we make about merging and putting liens on our interests in the Designated Subsidiaries which we describe above under “—Mergers and Similar Transactions” and “—Restriction Upon Sale or Issuance of Capital Stock of Certain Subsidiaries,” and which, in the latter case, are only for the benefit of the holders of senior debt securities. If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular note, or in the applicable indenture as it affects that note, that we cannot change without the approval of the holder of that note as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change a debt indenture or any notes or request a waiver.

Special Rules for Action by Holders

Only holders of any series of outstanding notes will be eligible to participate in any action by holders of such series of the notes. Also, we will count only outstanding notes of such series in determining whether the various percentage requirements for taking action have been met. For these purposes, a note will not be “outstanding” if:

•	it has been surrendered for cancellation;

•	we have deposited or set aside, in trust for its holder, money for its payment or redemption;

•	we have fully defeased it as described above under “—Defeasance and Covenant Defeasance—Full Defeasance”; or

•	we or one of our affiliates is the owner.

We will generally be entitled to set a record date for the purpose of determining the holders that are entitled to take action under the indentures. Such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of holders furnished by the Trustee prior to such solicitation.

Notices

Notices to be given to holders of a Global Note will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

Deutsche Bank Trust Company Americas is also one of a number of banks with which we maintain ordinary banking relationships and from which we may have obtained credit facilities and lines of credit. Deutsche Bank Trust Company Americas is the Fiscal and Paying Agent with respect to the Bank’s 2.00% Senior Notes Due 2018 and Senior Floating Rate Notes due 2018 and acts as trustee with respect to the Company’s outstanding senior debt securities issued under the Senior Debt Indenture.

If the Trustee has or will acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee will either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the indentures. To the extent permitted by the Trust Indenture Act, the Trustee will not be deemed to have a conflicting interest by virtue of being a trustee under the indentures with respect to securities of more than one series or a trustee under any other indenture, a fiscal agent under any fiscal agency agreement or a warrant agent under any warrant agreement, of the Company.

Under the indentures, we are required to file with the Trustee any information, documents and other reports, or summaries thereof, as may be required under the Trust Indenture Act, at the times and in the manner provided under the Trust Indenture Act. However, in case of documents filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, any such filing with the Trustee need not be made until the 15th day after such filing is actually made with the SEC.

Ratings

Any ratings on each series of the notes will be monitored by the applicable rating agencies while such series of the notes are outstanding. Ratings on any series of the notes may be lowered, qualified, or withdrawn at any time. A rating is based on each rating agency’s independent evaluation of the notes and of the Company. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change of or withdrawal in rating, from any other rating agency.

Holding Company Status

Because our assets consist principally of interests in the subsidiaries through which we conduct our businesses, our right to participate as an equity holder in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus the ability of our security holders to benefit from the distribution, is junior to creditors of the subsidiary, except to the extent that any claims we may have as a creditor of the subsidiary are recognized. In addition, dividends, loans and advances to us from some of our subsidiaries, including Santander Bank, are restricted by net capital requirements under applicable banking regulations.

On December 15, 2016, the Federal Reserve issued a final TLAC rule that will require us to (i) maintain minimum levels of external TLAC and long-term debt and (ii) adhere to various “clean holding company” requirements. We continue to review and consider the implications of the final TLAC rule, including the impact of (w) the amount of our debt securities issued prior to December 31, 2016 that will benefit from the grandfathering provided by the final TLAC rule, (x) the effectiveness date of January 1, 2019 for all aspects of the final TLAC rule, (y) a new anti-evasion provision that authorizes the Federal Reserve to exclude from a holding company’s outstanding eligible long-term debt any debt having certain features that would, in the Federal Reserve’s view, “significantly impair” the debt’s ability to absorb losses and (z) the consequences of any breach of the external long-term debt or clean holding company requirements. In response to the final TLAC rule, we supplemented our Senior Debt Indenture on March 1, 2017, to, among other things, limit the circumstances under which senior debt issued after the date of execution of the supplemental indenture can be accelerated by holders, as required by the final TLAC rule. See our Current Report on Form 8-K dated March 1, 2017, and “Description of Notes—Default, Remedies and Waiver of Default” above.

Governing Law

The indentures are governed by New York law, without regard to principles of conflicts of law.

Book-Entry Settlement and Clearance

Book-Entry, Form and Delivery

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. DTC will be the depositary for the Global Notes. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if: (1) DTC (a) notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes or (b) ceases to be a “clearing agency” registered under the Exchange Act, and in each case a successor depositary is not appointed within 90 days; (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes; or (3) certain other events provided in the indentures shall occur.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in such names as the Depositary shall direct, and issued only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We and the trustee take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it: (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indentures for any purpose.

Payments in respect of the principal of, and interest, premium or additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indentures. Under the terms of the indentures, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for: (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal, interest and additional interest, if any), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indentures, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in each Global Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes, including principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, premium, if any, and interest with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Exchange Offer

In connection with the issuance of the old notes on March 27, 2017, July 13, 2017 and December 18, 2017, we entered into registration rights agreements with the initial purchasers, which provide for the exchange offer. The exchange offer will permit eligible holders of notes to exchange the old notes for the exchange notes that are identical in all material respects with the old notes, except that:

•	the exchange notes have been registered under the U.S. federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number from the old notes;

•	the exchange notes will not be subject to transfer restrictions or entitled to registration rights; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the old notes. Holders of exchange notes will be entitled to the benefits of the applicable indenture.

General

We are making the exchange offer to comply with our contractual obligations under the registration rights agreements. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

We agreed, pursuant to the registration rights agreements, to use our commercially reasonable best efforts:

•	to file an exchange offer registration statement on an appropriate registration form with respect to registered offers to exchange the old notes for exchange notes;

•	to cause such exchange offer registration statement to become effective, and

•	to consummate the exchange offer with respect to a series of the old notes within 365 days after the original issue date of such series of the old notes.

We will commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC and use our commercially reasonable best efforts to complete the exchange offer not later than 60 days after the effective date.

We will keep the exchange offer open for 20 business days after the date notice of the exchange offer is electronically delivered to the holders of the old notes. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on the old note, from the date of its original issue.

In connection with the issuance of the old notes, we have arranged for the old notes to be issued in the form of Global Notes through the facilities of DTC acting as depositary. The exchange notes will also be issued in the form of Global Notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Any old notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer applicable to such old notes. Since the old notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the old notes except under an exemption from the requirements of the Securities Act or unless the old notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the U.S. federal securities laws. See “—Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered old notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted old notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such exchange notes without complying with the registration and prospectus delivery requirements of the U.S. federal securities laws, if:

•	you are, or the person or entity receiving such exchange notes is, acquiring such exchange notes in the ordinary course of business;

•	you do not, nor does any such person or entity, have an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, or the person or entity receiving such exchange notes is not, engaged in, and you do not, or such person or entity does not, intend to engage in, a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, nor is any such person or entity, our “affiliate” (as such term is defined under Rule 405 under the Securities Act); and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of old notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives exchange notes in exchange for old notes acquired for its own account through market-making or other trading activities must acknowledge that it will deliver (or, to the extent permitted by law, make available) a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of the exchange notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on March 1, 2018, or the expiration date, unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered old notes or, if any of the conditions described below under the heading “—Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give written notice of such delay, extension, termination or amendment to the exchange agent.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

Any extension, delay, termination, waiver or amendment of the exchange offer will be followed as promptly as practicable by public announcement thereof by the making of a release through an appropriate news agency, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we delay accepting any old notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any old notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any old notes, and may terminate or amend the exchange offer before the acceptance of the old notes, if:

•	we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indentures under the Trust Indenture Act of 1939. In any such event, we must use commercially reasonable efforts to obtain the withdrawal of any stop order as soon as practicable.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Eligibility; Transferability” and “Plan of Distribution.”

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s ATOP. To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal;

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

For old notes to be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer.

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should use an overnight delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” (within the meaning of Rule 17A(d)-15 under the Exchange Act). Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange Agent.”

By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will, among other things, make the representations in the letter of transmittal described under “—Eligibility; Transferability.”

DTC Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within three business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC ATOP procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution, which is defined above under “—Procedures for Tendering”;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or a properly transmitted agent’s message and notice of guaranteed delivery, in each case:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•

guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number(s) of the outstanding notes physically delivered) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name of the account at DTC; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such old notes into the name of the person withdrawing the tender.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time before expiration of the exchange offer.

A holder may provide notice of withdrawal to the exchange agent at its offices listed under “—Exchange Agent.”

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

By Mail, Registered, Certified or Express Mail, or Overnight Courier:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

Attn: Reorganization Department

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

Confirm By Telephone:

(877) 843-9767

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Accounting Treatment

We will record the exchange notes at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indentures. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be offered, sold or otherwise transferred only:

•	to us;

•	under a registration statement that has been declared effective under the Securities Act with respect to such series of the old notes;

•	for so long as the old notes of such series are eligible for resale under Rule 144A, to a person the seller reasonably believes is a qualified institutional buyer that is purchasing for its own account or for the account of another qualified institutional buyer and to whom notice is given that the transfer is being made in reliance on Rule 144A;

•	through offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee); or

•	under any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), subject in each of the above cases to any requirement of law that the disposition of the seller’s property or the property of an investor account or accounts be at all times within the seller’s or account’s control, and in each case subject to compliance with any applicable foreign, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes, compared to the value of the exchange notes. The holders of old notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of old notes.

Information Regarding the Registration Rights Agreements

As noted above, we are effecting the exchange offer to comply with the registration rights agreements. The registration rights agreements require us to use our commercially reasonable best efforts:

•	to file a registration statement on an appropriate registration form with respect to registered offers to exchange the old notes for exchange notes;

•	to cause the registration statement to become effective;

•	to consummate the exchange offer with respect to a series of the old notes within 365 days after the original issue date of such series of the old notes; and

•	to cause to become effective a shelf registration statement relating to offers and sales of the old notes under certain circumstances and to keep that shelf registration statement effective until all notes covered by the shelf registration statement cease to be “registrable securities” as defined in the registration rights agreements.

The requirements described in the first three bullets above under the registration rights agreement will be satisfied when we complete the exchange offer.

If (i) we do not consummate the exchange offer or, if required in lieu thereof, have the shelf registration statement declared effective, within 365 days after the original issue date of the applicable series of the old notes, (ii) a shelf registration statement is required to be filed as a result of a request by an initial purchaser that represents that it holds registrable securities that were ineligible to be exchanged in the exchange offer, and such shelf registration is not declared effective on the later of (x) 365 days after the original issue date of the applicable series of the old notes and (y) 90 days after such initial purchaser makes such request or (iii) if a shelf registration statement has become effective and then ceases to be effective or the prospectus contained in such shelf registration statement becomes unusable while any series of the notes constitute registrable securities, and such failure to remain effective or usable exists for more than 30 days during any 12-month period, then the annual interest rate borne by such series of the notes will be increased by (A) 0.25% per annum for the 90-day period beginning on the day immediately following such registration default, and (B) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until and including the earlier of the date such registration default is cured or such series of the notes cease to be registrable securities, up to a maximum increase of 0.50% per annum.

Notwithstanding the foregoing, (1) if any time more than one registration default has occurred and is continuing with respect to any series of the notes, the increase in interest rate for such series of the notes shall apply as if there occurred a single registration default with respect to such series of the notes that begins on the date that the earliest such registration default occurred with respect to such series of the notes and ends on such next date that there is no registration default with respect to such series of the notes, and (2) a holder of any series of the notes who is not entitled to the benefits of the shelf registration statement shall not be entitled to any increase in the interest rate borne by such series of the notes as a result of a registration default that pertains to the shelf registration statement. Additional interest shall be payable at the same times, in the same manner and to the same persons as ordinary interest on such series of the notes.

Under the registration rights agreement, we have also agreed to keep the registration statement for the exchange offer effective for 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offer is electronically delivered to holders.

Our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration agreement for a continuous offer in connection with the old notes.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the exchange of old notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, administrative rulings and published positions of the Internal Revenue Service (the “IRS”), and judicial interpretations of the foregoing, all as in effect as of the date hereof and all of which are subject to change or differing opinions, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

This discussion only applies to holders that are beneficial owners of old notes that purchased old notes in the initial offering at their original “issue price” (the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) for cash and that hold such old notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the tax considerations that may be relevant to subsequent purchasers of old notes or exchange notes. This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status and it does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, banks and other financial institutions, broker-dealers, traders in securities that elect mark-to-market tax treatment, insurance companies, Subchapter S corporations, grantor trusts, partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), real estate investment trusts, regulated investment companies, insurance companies, corporations treated as “personal holding companies,” United States expatriates, tax-exempt organizations, persons liable for the alternative minimum tax, U.S. holders that have a functional currency other than the United States dollar, “controlled foreign corporations,” “passive foreign investment companies” or persons who hold old notes as part of a straddle, hedge, conversion or other risk reduction transaction or integrated investment). This discussion does not address any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. In addition, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds old notes, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding old notes should consult their tax advisors regarding the tax consequences to them of exchanging old notes for exchange notes in the exchange offer.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OF THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER. YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF EXCHANGING THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER AS WELL AS THE APPLICATION OF ANY NON-INCOME TAX LAWS OR ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon the receipt of exchange notes in the exchange offer, your basis in the exchange notes received in the exchange offer will be the same as your basis in the old notes surrendered in exchange therefor immediately before the exchange, and your holding period in the exchange notes will include your holding period in the old notes surrendered in exchange therefor.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer upon request for use in connection with any such resale until 180 days after the expiration date of the exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Pursuant to the registration rights agreements, we have agreed to pay certain expenses incident to this exchange offer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal Matters

The validity of the exchange notes and guarantees offered hereby will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, in respect of the laws of the State of New York. In rendering its opinion, Wachtell, Lipton, Rosen & Katz will rely upon the opinion of McGuireWoods LLP as to all matters governed by the laws of the State of Virginia.

Experts

The financial statements as of December 31, 2016 and for the year ended December 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2016 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2015 and for each of the two years in the period ended December 31, 2015, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in reporting entity and the restatement). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Santander Holdings USA, Inc.

Offer to Exchange

3.700% Senior Notes due 2022

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 3.700% Senior Notes Due 2022

and

3.400% Senior Notes due 2023

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 3.400% Senior Notes Due 2023

and

4.400% Senior Notes due 2027

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 4.400% Senior Notes Due 2027

PROSPECTUS

February 1, 2018